KEROS THERAPEUTICS, INC.

99 Hayden Avenue, Suite 120, Building E

Lexington, Massachusetts 02421

April 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Julia Griffith
Mr. Dietrich King
Ms. Christie Wong
Mr. Brian Cascio

RE:	Keros Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-237212

Acceleration Request

Requested Date: Tuesday, April 7, 2020

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Keros Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, April 7, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Ryan Sansom and Esther Cho of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom of Cooley LLP, counsel to the Registrant, at (617) 937-2335, or in his absence, Esther Cho at (617) 937-2354.

[Signature Page Follows]

Very truly yours, KEROS THERAPEUTICS, INC.

By:	/s/ Jasbir Seehra
Name:	Jasbir Seehra, Ph.D.
Title:	Chief Executive Officer

cc:	Jennifer Lachey, Keros Therapeutics, Inc.

Marc A. Recht, Cooley LLP

Ryan S. Sansom, Cooley LLP

Brandon Fenn, Cooley LLP

Esther Cho, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

[Company Signature Page to Acceleration Request]